UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2017

LITTELFUSE, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-20388	36-3795742
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8755 W. Higgins Road, Suite 500, Chicago, IL	60631
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (773) 628-1000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01                                           Entry into a Material Definitive Agreement.

Merger Agreement

On August 25, 2017, Littelfuse, Inc., a Delaware corporation (“Littelfuse”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among IXYS Corporation, a Delaware corporation (“IXYS”), Littelfuse and Iron Merger Co., Inc., a Delaware corporation and wholly owned subsidiary of Littelfuse (“Merger Sub”), pursuant to which Littelfuse will acquire all of the outstanding shares of common stock, par value $0.01 per share, of IXYS (each, an “IXYS Common Share”) in exchange for a combination of cash and shares of common stock, par value $0.01 per share, of Littelfuse (each, a “Littelfuse Common Share”).

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into IXYS (the “Initial Merger”), with IXYS continuing as the surviving corporation in the Initial Merger and a wholly owned subsidiary of Littelfuse.  Further to the terms of the Merger Agreement, IXYS, as the surviving corporation of the Initial Merger, will merge with and into Littelfuse (the “Follow-On Merger”, and collectively with the Initial Merger, the “Mergers”), with Littelfuse continuing as the surviving corporation in the Follow-On Merger.  The respective Boards of Directors of Littelfuse and IXYS have unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Consideration to IXYS Stockholders.  Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Initial Merger (the “Effective Time”), each IXYS Common Share issued and outstanding immediately prior to the Effective Time (other than IXYS Common Shares held in treasury or owned by Littelfuse or Merger Sub and any IXYS Common Shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) as to appraisal rights) will be cancelled and extinguished and automatically converted into the right to receive, at the election of the holder thereof, and subject to proration as described below, (i) $23.00 per share in cash (subject to applicable withholding tax), without interest (the “Cash Consideration”), or (ii) 0.1265 of a Littelfuse Common Share (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”).

Proration.  The Merger Consideration is subject to proration so that 50% of IXYS Common Shares outstanding immediately prior to the Effective Time will be converted into the Cash Consideration and the remaining IXYS Common shares will be converted into the Stock Consideration.  No fractional Littelfuse Common Shares will be issued in the Initial Merger, and holders of IXYS Common Shares will, instead, receive cash in lieu of fractional Littelfuse Common Shares, if any. The implied value of the aggregate Merger Consideration is approximately $750 million based on the closing price of Littelfuse Common Shares on August 25, 2017. Holders of IXYS Common Shares that do not make an election will be treated as having elected to receive the Cash Consideration or the Stock Consideration in accordance with the proration methodology in the Merger Agreement.

Effect on IXYS Stock Options.   Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase IXYS Common Shares granted by IXYS under one of its equity plans (each, an “IXYS Stock Option”) will be assumed by Littelfuse and converted into an option (a “Littelfuse Stock Option”) to acquire (i) that number of whole Littelfuse Common Shares (rounded down to the nearest whole share) equal to the product of (x) the number of IXYS Common Shares subject to such IXYS Stock Option immediately prior to the Effective Time multiplied by (y) the Stock Consideration, (ii) at an exercise price per Littelfuse Common Share (rounded up to the nearest whole cent) equal to the quotient of (x) the exercise price per IXYS Common Share of such IXYS Stock Option divided by (y) the Stock Consideration.  Each IXYS Stock Option assumed and converted into a Littelfuse Stock Option will continue to have, and will be subject to, the same vesting schedule (including any accelerated vesting terms) and all other terms and conditions as applied to such IXYS Stock Option immediately prior to the Effective Time.

Effect on ESPP Participants.   Pursuant to the Merger Agreement: (i) if the offering period under IXYS’ Amended and Restated 1999 Employee Stock Purchase Plan (the “ESPP”) in effect as of the date of the Merger Agreement ends prior to the Effective Time, then following the purchase of IXYS Common Shares pursuant to such offering period, the ESPP will be suspended and no new offering period will be commenced under the ESPP prior to the Effective Time; or (ii) if the offering period in effect as of the date of the Merger Agreement has not ended prior to the Effective Time, then any accumulated payroll deductions under the ESPP as of the Effective Time will be used to purchase IXYS Common Shares immediately prior to the Effective Time and such offering period will terminate immediately prior to the Effective Time.  Subject to the consummation of the Mergers, the ESPP will terminate, effective immediately prior to the Effective Time. No employee who is not enrolled in the ESPP on August 25, 2017 will be able to commence participation in the ESPP and no participant in the ESPP will be able to increase the percentage amount of his or her payroll deduction from that in effect on August 25, 2017.

Conditions to the Mergers.  Consummation of the Mergers is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, among others, (i) the adoption of the Merger Agreement by holders of a majority of the issued and outstanding IXYS Common Shares (the “Company Stockholder Approval”), (ii) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of regulatory clearances under the anti-trust laws of Germany, (iii) the effectiveness of Littelfuse’s registration statement on Form S-4 registering the Littelfuse Common Shares to be issued in connection with the Initial Merger, (iv) the absence of any law or order prohibiting or restraining the Mergers or making the Mergers illegal, (v) the approval of the listing of the Littelfuse Common Shares to be issued in the Initial Merger on the Nasdaq Global Select Market, (vi) subject to certain exceptions, the accuracy of the representations and warranties made by, and compliance with the covenants of, IXYS and Littelfuse, respectively, in the Merger Agreement and (vii) the receipt of certain opinions of counsel in respect of the tax treatment of the Mergers.

Termination Rights.  The Merger Agreement contains certain termination rights that may be exercised by either Littelfuse or IXYS, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Initial Merger is not consummated by (a) February 28, 2018, or in the event all conditions for the consummation of the Mergers other than with respect to antitrust approvals have been satisfied or waived by such date, (b) May 28, 2018 (the “End Date”), (iii) the Company Stockholder Approval is not obtained or (iv) any law or order permanently restraining or enjoining the Mergers or making the consummation of the Mergers illegal has become final and nonappealable and remains in effect. In addition, in certain circumstances, IXYS may terminate the Merger Agreement (i) at any time prior to the receipt of the Company Stockholder Approval in order to enter into an unsolicited alternative acquisition proposal that constitutes a Company Superior Proposal (as defined in the Merger Agreement), subject to IXYS having first complied with certain match right obligations and IXYS’ payment of the termination fee described below, or (ii) if Littelfuse breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating thereto would not be satisfied (subject to cure periods in certain circumstances). Littelfuse may additionally terminate the Merger Agreement in the event that (i) IXYS’ board of directors effectuates a Company Adverse Recommendation Change (as defined in the Merger Agreement), (ii) IXYS (or its representatives) willfully and materially breaches its non-solicitation obligations relating to alternative acquisition proposals or (iii) IXYS breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating thereto would not be satisfied (subject to cure periods in certain circumstances).

If the Merger Agreement is terminated (i) by Littelfuse as a result of (x) a Company Adverse Recommendation Change prior to the Company Stockholder Approval having been obtained or (y) a willful and material breach by IXYS (or its representatives) of its non-solicitation obligations relating to alternative acquisition proposals, or (ii) by IXYS as a result of IXYS entering into a definitive agreement with respect to a Company Superior Proposal, then IXYS will be obligated to pay Littelfuse a termination fee equal to $28.5 million in cash (the “Termination Fee”).

Furthermore, if (i) the Merger Agreement is terminated (x) by Littelfuse or IXYS due to the Initial Merger not having been consummated by the End Date (and at the End Date all of the conditions to IXYS’ obligations to close other than receipt of the Company Stockholder Approval have been satisfied) or due to the Company Stockholder Approval not having been obtained, or (y) by Littelfuse if IXYS has willfully and materially breached any of its covenants or agreements contained in the Merger Agreement, (ii) an alternative acquisition proposal for more than 50% of IXYS’ total voting power or total assets has been (x) publicly announced after the date of the Merger Agreement and prior to (1) the End Date (in the case of a termination due to the Initial Merger not having been consummated by the End Date), (2) IXYS’ stockholder meeting (in the case of a termination due to the Company Stockholder Approval not having been obtained) or (3) the date of the breach giving rise to such termination (in the case of a termination due to a willful and material breach by IXYS of its covenants or agreements contained in the Merger Agreement) and (y) not definitively withdrawn at least three Business Days prior to (1) the End Date (in the case of a termination due to the Initial Merger not having been consummated by the End Date), (2) IXYS’ stockholder meeting (in the case of a termination due to the Company Stockholder Approval not having been obtained) or (3) the date of the breach giving rise to such termination (in the case of a termination due to a willful and material breach by IXYS of its covenants or agreements contained in the Merger Agreement), and (iii) within 12 months following the date of such termination, IXYS or any of its subsidiaries enters into a definitive agreement with respect to an alternative acquisition proposal or an alternative acquisition proposal is consummated, then IXYS will be obligated to pay Littelfuse the Termination Fee.

Representations, Warranties and Covenants.  Littelfuse and IXYS have each made customary representations, warranties and covenants in the Merger Agreement, including, without limitation, covenants not to solicit alternative acquisition proposals or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative acquisition proposal.

Board Representation.  Littelfuse will take all appropriate action so that as of the Effective Time, its board of directors will be increased by one member, who will be Dr. Nathan Zommer (the current Chairman, Chief Executive Officer and Chief Technology Officer of IXYS).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the full text of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about IXYS or Littelfuse or their respective subsidiaries, affiliates, businesses or equityholders, and should not be relied upon as disclosure about IXYS or Littelfuse without consideration of the periodic and current reports and statements that IXYS or Littelfuse file with the United States Securities and Exchange Commission (“SEC”).  The terms of the Merger Agreement govern the contractual rights and relationships, and allocate risks, among the parties in relation to the transactions contemplated by the Merger Agreement.  In particular, the representations and warranties made by the parties to each other in the Merger Agreement reflect negotiations between, and are solely for the benefit of, the parties thereto and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.  IXYS acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading in any material respect.

Voting Agreements

Concurrently with the execution of the Merger Agreement, each of Dr. Zommer and certain of his controlled affiliates, namely Sharkz, L.P., The Nathan Zommer Dynasty Trust Dated July 17, 2006 and the Nathan Zommer TTEE FBO Nathan Zommer Trust U/A/D 04-08-2003, has entered into a letter agreement with Littelfuse (the “Voting Agreement”) pursuant to which each party agreed, among other things, to vote the IXYS Common Shares held by such party in favor of the Mergers and against any competing transactions.  An aggregate of 6,754,075 IXYS Common Shares (representing approximately 20.7% of the outstanding IXYS Common Shares) are subject to the Voting Agreement.  The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, the full text of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01                                           Other Events.

On August 28, 2017, Littelfuse and IXYS issued a joint press release announcing the execution of the Merger Agreement.  A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  Also on August 28, 2017, Littelfuse released an investor presentation regarding the acquisition.  A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Forward Looking Statements

This filing contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) and the expected benefits and synergies of the proposed transaction.  Statements that are not historical facts, including statements about Littelfuse’s beliefs, plans and expectations, are forward-looking statements.  Such statements are based on current expectations of Littelfuse’s management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements:  the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner, or at all; the risk that IXYS’ business may not be successfully integrated with Littelfuse’s following the closing; the risk that Littelfuse and IXYS will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Littelfuse’s or IXYS’ business and their respective relationships with customers, suppliers or employees.  For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse’s and IXYS’ filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Littelfuse’s and IXYS’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  Forward-looking statements represent management’s current expectations and are inherently uncertain.  Except as required by law, Littelfuse does not undertake any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Littelfuse and IXYS intend to file relevant information with the SEC, including a registration statement of Littelfuse on Form S-4 (the “registration statement”) that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”).  INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND

THE PROPOSED TRANSACTION.  The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at Littelfuse’s website at www.littelfuse.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000.  The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, or by telephone at (408) 457-9000.

Participants in the Solicitation

IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction.  Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in Littelfuse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017.  Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in IXYS’ Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017.  Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01                                           Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated August 25, 2017, by and among IXYS Corporation, Littelfuse, Inc. and Iron Merger Co., Inc.*
99.1

Voting Agreement, dated as of August 25, 2017, by and between Littelfuse, Inc. and Dr. Nathan Zommer, Sharkz, L.P., The Nathan Zommer Dynasty Trust Dated July 17, 2006 and the Nathan Zommer TTEE FBO Nathan Zommer Trust U/A/D 04-08-2003

99.2	Joint Press Release, dated August 28, 2017
99.3	Investor Presentation, dated August 28, 2017

*

Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Littelfuse agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 28, 2017	LITTELFUSE, INC.

	By:	/s/ Meenal A. Sethna
Meenal A. Sethna
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated August 25, 2017, by and among IXYS Corporation, Littelfuse, Inc. and Iron Merger Co., Inc.*
99.1

Voting Agreement, dated as of August 25, 2017, by and between Littelfuse, Inc. and Dr. Nathan Zommer, Sharkz, L.P., The Nathan Zommer Dynasty Trust Dated July 17, 2006 and the Nathan Zommer TTEE FBO Nathan Zommer Trust U/A/D 04-08-2003

99.2	Press Release, dated August 28, 2017
99.3	Investor Presentation, dated August 28, 2017

*

Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Littelfuse agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.